February 12, 2007

Mr. Karl Hiller
Mail Stop 7010
Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:     Seneca Foods Corporation (the “Company”)
Annual Report on Form 10-K
for the year ended March 31, 2006
File No. 0-01989

Dear Mr. Hiller:

This letter is being filed to comply with comments made by the Securities and Exchange Commission staff (the "Staff") in its comment letter dated February 1, 2007 and to provide certain updated information. We have transcribed the Staff's comments below, and each of the Staff's comments is followed by the Company's responses. To the extent necessary, the Company will amend the Form 10-K for the year ended March 31, 2006 (the "2006 Form 10-K") and all future filings to conform to the final disposition of the Staff's comments.

Form 10-K for the fiscal year ended March 31, 2006

General

Comment No. 1

Please include page numbers throughout your filing.

Response:

We will amend the 2006 Form 10-K to include page numbers throughout the filing. We recently filed the Form 10-Q for the period ended December 30, 2006 and included page numbers in that filing. In addition, we plan on including page numbers in future filings.

Securities and Exchange Commission
Division of Corporation Finance
Attn. Karl Hiller, Mail Stop 7010
February 12, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Obligations and Commitments

Comment No. 2

Please revise your table of contractual obligations to include a total column in accordance with Item 303(a)(5) of Regulation S-K.

Response:

We will revise the table of contractual obligations in the 2006 Form 10-K to include a total column in accordance with Item 303(a)(5) of Regulation S-K.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Comment No. 3

You state in your Depreciation and Valuation policy disclosure, “Impairment losses are evaluated if the net present value of the cash flows is less than the carrying value.” However, your accounting policy does not comply with paragraph 7 of the SFAS 144, which requires using the sum of the undiscounted cash flows expected to result from the use and disposition of the asset, for the evaluation of an asset’s recoverability in the determination of an impairment loss. Accordingly, please reevaluate your impairment determinations using the required undiscounted cash flows expected and, if necessary, adjust your financial statements and related disclosures to comply with SFAS 144.

Response:

We stated in our Depreciation and Valuation policy that we use the net present value of cash flows to evaluate impairment losses. We incorrectly stated our policy. We used the undiscounted cash flows to evaluation impairment losses in compliance with SFAS 144. We will amend the 2006 Form 10-K to reflect the fact that we use the sum of the undiscounted cash flows expected to result from the use and disposition of the asset for the evaluation of an asset’s recoverability in the determination of an impairment loss.

Report of Independent Registered Public Accounting Firm

Comment No. 4

We note that your prior auditors have not signed their report included with your financial statements for the fiscal years ended March 31, 2005 and 2004. Please amend your filing to comply with the guidance in Rule 2-02(a)(2) or Regulation S-X.

Securities and Exchange Commission
Division of Corporation Finance
Attn. Karl Hiller, Mail Stop 7010
February 12, 2007

Response:

Although we failed to indicate that Ernst & Young had signed their opinion in the filing with a signature in the form of “/s/Ernst & Young”, we did obtain a signed opinion from them and had it in our possession at the time of the original filing. We will amend the 2006 Form 10-K to reflect this.

Additional Information:

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the matters in this letter, please call the undersigned at (315) 926-8131.

Sincerely,

SENECA FOODS CORPORATION

/s/Jeffrey L. Van Riper

Jeffrey L. Van Riper
Controller and Chief Accounting Officer

Cc: Tracie Towner, SEC
Don Delaney, SEC
William I. Schapiro, Esq., Jaeckle Fleischmann & Mugel, LLP
Howard Sosoff, BDO Seidman, LLP
Kraig H. Kayser
Roland E. Breunig